

August 16, 2010

H. Brian Cole
Chief Financial Officer
Play LA, Inc.
c/o Mossack Fonseca & Co., Akara Building
24 De Castro Street
Wickhams Cay 1, RoadTown, Tortola, B.V.I.

> **Re: Play LA, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 20, 2010**
> **File No. 00-52311**

Dear Mr. Cole:

 We have reviewed your filing and have the following comment. Please respond to this letter within 10 business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 17. Financial Statements
Balance Sheets, page 47

1. We note that your revenue declined from 2008 to 2009, that you have incurred operating losses in 2007, 2008, and 2009, and that you have net cash outflows from operating activities in 2008 and 2009. You state in note 3(f) that you determined that goodwill was not impaired at December 31, 2009. In light of the factors described above, please tell us how you determined that goodwill was not impaired at December 31, 2009 and provide us with a copy of the impairment test that was performed. In addition, please provide us with a copy of your impairment tests for other intangible assets. Please be detailed in your response.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 if you have questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief